Exhibit 99.2

INDEPENDENT CONTRACTOR SERVICES AGREEMENT

Effective Date:  April 8, 2008

This agreement (the “Agreement”) is made by and between Zor Pharmaceuticals, LLC (the “Company”), located at (REDACTED: Zor address) and Genesense Technologies Inc. located at 2 Meridian Road, Toronto, ON, Canada M9W 4Z7 (the “Contractor”).

WHEREAS the Company and Contractor have entered into an exclusive license agreement (the “License Agreement”) pursuant to which Contractor has granted to Company the right, among other things, to develop and commercialize Virulizin® in the countries of North America, South America and Europe and in Israel;

WHEREAS pursuant to the terms of the License Agreement Contractor agreed to provide technical assistance to Company upon the terms set out herein; and

WHEREAS capitalized terms used herein and not otherwise defined shall have the meaning given to such terms in the License Agreement.

WITNESSES that in consideration of the premises and the mutual covenants contained herein, the parties agree as follows:

1.           Engagement of Services.  During the term of this Agreement, authorized executives of the Company (“Designated Executives”) may give to Contractor written requests for technical assistance relating to manufacturing of the Licensed Product, design of clinical trials for the Licensed Product and other know-how regarding the Licensed Product.  Upon receipt of such request Company and Contractor shall discuss the terms of the scope, timing and deliverables of such assistance, and the participation of third party contractors or subcontractors, if any.  Such terms shall, upon agreement by the parties, be evidenced by a written instrument signed on behalf of the parties, dated and numbered sequentially and attached as Exhibit A hereto, and shall thereupon constitute a project assignment (each, a “Project Assignment”) and shall form part of this Agreement.  Contractor may engage its parent company, Lorus Therapeutics Inc., to perform Project Assignments for the benefit of Contractor.  Contractor shall not be responsible for, or otherwise liable to Company in respect of, any services or other work performed by any other contractor or subcontractor of Contractor in connection with any Project Assignment except for liability resulting from Contractor’s negligence or wilful misconduct.  Except as otherwise provided in a Project Assignment, Project Assignments shall be subject to the terms and conditions of this Agreement and Contractor will render the services set forth in each Project Assignment accepted by Contractor substantially in accordance with the terms thereof.

2.
Compensation.  During the first twelve months of this Agreement Contractor will perform Project Assignments up to (REDACTED: Rate of Payment, contract total and scope of work) without charge to Company for the services of Contractor (but Company shall pay all charges of contractors and subcontractors described in the Project Assignments).  At the end of (REDACTED: Rate of Payment, contract total and scope of work)  whichever comes first, Company will pay to Contractor  (REDACTED: Rate of Payment, contract total and scope of work) per hour (plus applicable goods and services tax) for services of Contractor, pro rated as appropriate, for performance of Project Assignments and all charges of contractors and subcontractors described in the Project Assignments.  Services provided by contractors engaged by Company, or by Contractor’s subcontractors, and described in a Project Assignment will be paid by Company at the rates charged by such contractors and subcontractors.  Contractor will be reimbursed only for such other expenses described in the Project Assignment or which are otherwise expressly approved in advance by Company.  Without limiting the foregoing, Contractor shall provide  (REDACTED: Rate of Payment, contract total and scope of work)  Under no circumstances shall Company be required to pay for more than  (REDACTED: Rate of Payment, contract total and scope of work) (excluding applicable goods and services tax) for this service from Contractor.

Company will pay Contractor the fee set forth in each Project Assignment within  (REDACTED: Delivery dates)  of receipt of Contractor’s invoice, provided Contractor has furnished such documentation for authorized expenses as Company may reasonably request.  Upon termination of this Agreement for any reason, Company will pay Contractor fees on the basis stated in the Project Assignment, for work which has been completed up to the time of termination, (REDACTED: Delivery dates) following such termination.

Overdue payments shall bear interest at the rate set out in Section 7.11 of the License Agreement.

3.           Independent Contractor Relationship.  Contractor’s relationship with Company is that of an independent contractor, and nothing in this Agreement is intended to, or should be construed to, create a partnership, agency, joint venture or employment relationship.  Contractor will not be entitled to any of the benefits which Company may make available to its employees, including, but not limited to, group health or life insurance, profit-sharing or retirement benefits.  Contractor is not authorized to make any representation, contract or commitment on behalf of Company unless specifically requested or authorized in writing to do so by a Designated Executive.  Contractor is solely responsible for filing all tax returns and payments required to be filed with, or made to, any federal, state, provincial or local tax authority with respect to the performance of services and receipt of fees under this Agreement.  No part of Contractor’s compensation will be subject to withholding by Company.

4.           Intellectual Property Rights.  Except as otherwise expressly provided in a Project Assignment, all tangible and intangible information, know-how, inventions, discoveries, trade secrets, data and materials, whether patentable or not, including but not limited to: formulations, in vitro, preclinical or clinical design, information or results, other proprietary materials, processes, including but not limited to manufacturing processes, data, drawings, sketches, designs, testing and test results, and regulatory information, created by Contractor or its subcontractors in connection with the performance of each Project Assignment (collectively, the “Know-How”), shall be owned by Contractor and shall constitute Know-How (as defined in the License Agreement) for all purposes of the License Agreement and the Contractor hereby grants to the Company, and the Company accepts, an exclusive license under such Know-How upon for the purpose, and on the terms and conditions, set out in the License Agreement.

5.           Confidential Information.

5.1           Definition of Confidential Information.  “Confidential Information” as used in this Agreement shall mean any and all technical and non-technical information (written or oral) owned by the Company and disclosed by Company to Contractor including patent, copyright, trade secret, and proprietary information, technology, business and financial information, manufacturing methods, plans and procedures relating to its pharmaceutical products, future and proposed products and services of Company, its suppliers and customers, and includes, without limitation, information concerning research, experimental work, development, design details and specifications, engineering, financial information, procurement requirements, customer lists, business forecasts, sales, merchandising and marketing plans and information, and any other information identified by Company as confidential.

5.2           Nondisclosure and Nonuse Obligations.  Contractor will use the Confidential Information solely to perform Project Assignment(s) for the benefit of Company.  Contractor agrees that it shall treat all Confidential Information of Company with the same degree of care as it accords to its own Confidential Information, and Contractor represents that it exercises reasonable care to protect its own Confidential Information.  Contractor agrees that it shall disclose Confidential Information only to those of its employees who need to know such information and certifies that such employees have previously agreed, either as a condition of employment or in order to obtain the Confidential Information, to be bound by an obligation of confidentiality.

5.3           Exclusions from Nondisclosure and Nonuse Obligations.  Contractor’s obligations under Paragraph 5.2 (“Nondisclosure and Nonuse Obligations”) with respect to any portion of Confidential Information shall terminate when Contractor can document that such Confidential Information (a) was in the public domain at or subsequent to the time it was communicated to Contractor by the disclosing party through no fault of Contractor; (b) was rightfully in Contractor’s possession free of any obligation of confidence at or subsequent to the time it was communicated to Contractor by the disclosing party; or (c) was developed by employees or agents of Contractor independently of and without reference to any information communicated to Contractor by the disclosing party, provided however that nothing herein shall relieve Genesense Therapeutics, Inc. from its obligations under Article 16 of the License Agreement made between that company and the Company dated April 8, 2008.

5.4           Disclosure of Third Party Information.  Neither party shall communicate any information to the other in violation of the proprietary rights of any third party.

5.5           Return of Company’s Property.  All materials (including, without limitation, all documents, records, reports, notes, compilations, or all other recorded matter and copies or reproduction thereof, containing Confidential Information, whether delivered to Contractor by Company or made by Contractor in the performance of services under this Agreement (“Company Property”) are the sole and exclusive property of Company.  Contractor agrees to promptly deliver the original and any copies of the Company Property to Company at any time upon Company’s request.  Upon termination of this Agreement by either party for any reason, Contractor agrees to promptly deliver to Company or destroy, at Company’s option, the original and any copies, including data stored in electronic format, of the Company Property.  Contractor agrees to certify in writing that Contractor has so returned or destroyed all such Company Property.

6.           No Conflict of Interest.  During the term of this Agreement, Contractor will not accept work, enter into a contract, or accept an obligation, inconsistent or incompatible with Contractor’s obligations or the scope of services rendered by Company under this Agreement.  Contractor warrants that, to the best of its knowledge, it is not a party to any other contract or subject to any duty on its part inconsistent with this Agreement.  Contractor agrees to indemnify Company from any and all loss or liability incurred by Company by reason of the alleged breach by Contractor of any services agreement with any third party.

7.           Term, Renewal and Termination.

7.1           Term.  This Agreement is effective as of the Effective Date set forth above and will terminate on the earlier of (i) first anniversary of the Effective Date unless terminated earlier as set forth below, or unless stated otherwise in any Project Assignment that extends beyond the first anniversary of the Effective Date or unless renewed pursuant to Section 7.2; and (ii) the date of termination of the License Agreement for any reason.

7.2           Renewal.  This Agreement may be renewed by Company upon (REDACTED: Renewal Terms)  written notice to Contractor, for (REDACTED: Renewal Terms)  in the event that Contractor has provided less than the (REDACTED: Renewal Terms) of services described in Section 2.

7.3
Termination by Company.  Company may terminate this Agreement, with or without cause, at any time upon (REDACTED: Term) prior written notice to Contractor.  Company may also terminate this Agreement immediately in its sole discretion (i) upon Contractor’s material breach of Section 4 (“Intellectual Property Rights”), (“Confidential Information”), Section 9 (“Noninterference with Business”), (ii) upon any acts of misconduct by Contractor directly affecting this Agreement or the independent contractor relationship, or (iii) in the event Company determines in its sole discretion that the quality of Contractor’s work is unacceptable.

7.4
Termination by Contractor.  Contractor may terminate this Agreement upon any failure of Company to pay any amounts owing to Contractor hereunder (REDACTED: Term) following notice in writing from Contractor. Except during the term of a Project Assignment and only after the one year anniversary of the Effective Date, Contractor may terminate this Agreement, with or without cause, at any time upon (REDACTED: Term) prior written notice to Company.

7.5
Survival.  The rights and obligations contained in Sections 4 (“Intellectual Property Rights”), 5 (“Confidential Information”), and 8 (“Noninterference with Business”) will survive any termination or expiration of this Agreement and will continue to survive following the termination of this Agreement.

8.           Noninterference with Business.  During this Agreement, and for a period of (REDACTED: Term) immediately following its termination or any renewal or extension thereof, Contractor agrees not to solicit or induce any employee or independent contractor to terminate or breach an employment, contractual or other relationship with Company.

9.           Successors and Assigns.  Contractor may not subcontract or otherwise delegate its obligations under this Agreement without Company’s prior written consent.  Subject to the foregoing, this Agreement will be for the benefit of Company’s successors and assigns, and will be binding on Contractor’s assignees.  Company may only assign this Agreement to the same assignee to whom the License Agreement is assigned by Company pursuant to the provisions of Section 17.1 thereof.

10.           Notices.  Any notice or other communication required or permitted to be given under this Agreement shall be in writing and shall be given by prepaid mail, by facsimile or other means of electronic communication or by hand-delivery.  Any such notice or other communication, if mailed by prepaid mail shall be deemed to have been received in the second day after the date that was post marked upon it, or if sent by facsimile or other means of electronic communication or hand-delivered shall be deemed to have been received on the day it is delivered.  All notices and other communications given or made pursuant to this Agreement shall be addressed as follows:

If to Contractor:

Genesense Technologies Inc.
2 Meridian Road
Toronto, ON, Canada M9W 4Z7
Attention: Dr. Aiping H. Young

If to Company:

Zor Pharmaceuticals, LLC
(REDACTED: Zor Address)

11.           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

12.           Severability.  Should any provisions of this Agreement be held by a court of law to be illegal, invalid or unenforceable, the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby.

13.           Waiver.  The waiver by Company of a breach of any provision of this Agreement by Contractor shall not operate or be construed as a waiver of any other or subsequent breach by Contractor.

14.           Injunctive Relief for Breach.  Contractor’s obligations under this Agreement are of a unique character that gives them particular value; breach of any of such obligations will result in irreparable and continuing damage to Company for which there will be no adequate remedy at law; and, in the event of such breach, Company will be entitled to injunctive relief and/or a decree for specific performance, and such other and further relief as may be proper (including monetary damages if appropriate).

15.           Entire Agreement.  This Agreement constitutes the entire agreement between the parties relating to this subject matter and supersedes all prior or contemporaneous oral or written agreements concerning such subject matter.  The terms of this Agreement will govern all Project Assignments and services undertaken by Contractor for Company.  This Agreement may only be changed by mutual agreement of authorized representatives of the parties in writing.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

ZOR PHARMACEUTICALS, LLC		GENESENSE TECHNOLOGIES INC.

By:	(REDACTED: Individual name)	By:	/s/ Aiping Young

Name:	(REDACTED: Individual name)	Name:	Aiping Young

Title:	(REDACTED: Individual name)	Title:	President and CEO

EXHIBIT A

PROJECT ASSIGNMENT - No. 1
between
GENESENSE TECHNOLOGIES INC. (“Contractor”)
and
ZOR PHARMACEUTICALS, LLC (“Company”)

Date:  ___________, 2008

Designated Executive

Services

Contractor shall provide the following services:

Payment of Fees.  Fee will be as follows:

Contractor shall receive US $________ (__________________________________ US dollars).  The maximum amount to be paid under this Project Assignment No. 1 is US $______________ dollars.

Expenses.  Company will reimburse Contractor for the following expenses incurred in connection with this Project Assignment upon receipt of proper documentation of those expenses from Contractor:

NOTE:  This Project Assignment is governed by the terms of an Independent Contractor Services Agreement in effect between Company and Contractor.  Any item in this Project Assignment which is inconsistent with that Agreement is invalid.

IN WITNESS WHEREOF, the parties have executed this Project Assignment as of the date first written above.

ZOR PHARMACEUTICALS, LLC	GENESENSE TECHNOLOGIES INC.

By:	By:

Name:	Name:

Title:	Title: